________________________________________________________________
________________________________________________________________

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         EARTHLINK, INC.
                        (Name of Issuer)



             Common Stock, $.01 Par Value Per Share
                 (Title of Class of Securities)

                           270321-10-2
              (CUSIP Number of Class of Securities)



                       Don A. Jensen, Esq.
                       Sprint Corporation
                  2330 Shawnee Mission Parkway
                     Westwood, Kansas 66205
                         (913) 624-3326
    (Name, Address and Telephone Number of Person Authorized to Receive Notes and Communications)

                           Copies to:
                      Craig L. Evans, Esq.
                  Stinson, Mag & Fizzell, P.C.
                       1201 Walnut Street
                   Kansas City, Missouri 64106
                         (816) 842-8600



                        February 29, 2000
     (Date of Event which Requires Filing of this Statement)


________________________________________________________________
________________________________________________________________

                                                Page 2 of 8 Pages

                               13D
_________________________________________________________________________
CUSIP NO. 270321-10-2
_________________________________________________________________________
(1)  NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSONS
          Sprint Corporation       48-0457967
_________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)     x
                                                              ___
                                                       (b)   /__/
_________________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________________
(4)  SOURCE OF FUNDS:
          WC
_________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                         ___
                                                            /__/
_________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Kansas
_________________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
_________________________________________________________________________
(7)  SOLE VOTING POWER        22,114,039
_________________________________________________________________________
(8)  SHARED VOTING POWER      11,460,828<F*>
_________________________________________________________________________
(9)  SOLE DISPOSITIVE
     POWER                    22,114,039
_________________________________________________________________________
(10) SHARED DISPOSITIVE
     POWER                    11,460,828<F*>
_________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          33,574,867<F*>
_________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          ___
                                                            /__/
_________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):
          25.2%
_________________________________________________________________________
(14) TYPE OF REPORTING PERSON<F*>:
          CO
_________________________________________________________________________

[FN]
<F*>
Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the group described in Item 2 based on information available in the Issuer's Registration Statement on Form S-4 (File No. 333-94177) and taking into account the 1.615 to 1 conversion ratio of the merger described therein.

                               13D

ITEM 1.   SECURITY AND ISSUER.

     The name of the issuer is EarthLink, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91007. Effective on February 5, 2000, EarthLink Network, Inc. ("Former EarthLink") and Mindspring Enterprises, Inc. each merged into the Company, as more fully described in the Company's Registration Statement on Form S-4 (SEC File No. 333-94177) (the "Merger"). This Schedule 13D relates to (a) 5,155,222 shares of common stock, par value $.01 per share (the "Shares" or "Common Stock"), of the Company received by Sprint Corporation ("Sprint") upon conversion of its Shares of common stock, par value $.01 per share, of Former EarthLink (the "Former Shares" or "Former Common Stock"), pursuant to the Merger which were originally acquired pursuant to agreements entered into in connection with the offer by Sprint to purchase 1,250,000 Shares of Former Common Stock at a price of $45 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the combined Schedule 14D-1 and Schedule 13D dated February 28, 1998 filed by Sprint with Former EarthLink (the "Original Schedule 13-D"); (b) 13,252,499 shares of Series A Convertible Preferred Stock, par value $.01 per share of EarthLink ("Series A Preferred") convertible into 13,252,499 shares held by Purchaser's wholly-owned subsidiary Sprint Communications L.P. ("Sprint LP"); (c) 978,940 shares of Series B Convertible Preferred Stock, par value $.01 per share of EarthLink ("Series B Preferred") convertible into 978,940 shares; and (d) 681,845 shares and 2,045,533 shares of Series B Preferred acquired on February 29, 2000 pursuant to certain "top-up rights" (the "Top-up Purchase") that Sprint has pursuant to the Governance Agreement, dated February 10, 1998, between Sprint, Sprint LP and the Former EarthLink (the "Governance Agreement"), which "top-up rights" became exercisable due to the issuance of shares of Series C Convertible Preferred Stock to Apple Computer, Inc. According to EarthLink's Joint Proxy Statement/Prospectus dated January 7, 2000, there were 116,824,528 Shares outstanding as of November 30, 1999. There were 681,845 Shares and 2,045,533 shares of Series B Preferred Stock subsequently issued to Sprint pursuant to the Top-up Purchase, which results in a total of 119,551,906 Shares outstanding on the date hereof, based upon information available to Sprint (which number does not include the 14,231,439 Shares of Common Stock issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock issued prior to February 29, 2000).

ITEM 2.   IDENTITY AND BACKGROUND.

     Sprint Corporation, is a Kansas corporation, and the address of its principal executive offices is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. Sprint is a diversified telecommunications holding company providing domestic and international voice, video and data communications through its subsidiaries. Sprint has two major groups consisting of its FON Group and PCS Group. The main activities of the FON Group include its core businesses, consisting of domestic and international long distance communications, local exchange communications, and product distribution and directory publishing activities. The FON Group also includes results from Sprint ION (SM), and other ventures. The PCS Group includes Sprint's domestic wireless mobile phone services. It operates the only 100% digital PCS wireless network in the United States, with licenses to provide nationwide service using a single frequency and a single technology.

     In order to induce Sprint and Sprint L.P. to enter into the Investment Agreement, dated February 10, 1998 among the Purchaser, Sprint L.P., the Former EarthLink, Dolphin, Inc. ("Newco") and Dolphin Sub, Inc. ("Newco Sub") (the "Investment Agreement") and perform the transactions contemplated thereby (as described under the caption "Introduction" and in Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase, dated February 18, 1998, attached as Exhibit (a)(1) to the Schedule 14-D filed by Sprint with Former EarthLink on February 18, 1998, which is incorporated herein by reference), Sprint and the following stockholders (the "SA Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"), which became effective on June 5, 1998, covering all of the Shares or other equity securities of Newco they then or thereafter own of record or beneficially ("Covered Shares"): Sky Dayton, Chairman of the Board of the Company, Quantum Industrial Partners LDC, Kevin M. O'Donnell, a director of the Company, Reed Slatkin, a director of the Company (through Reed Slatkin & Associates), George Soros, and Sidney Azeez, a director of the Company. The Stockholders Agreement obligates the SA Stockholders to (i) vote all of the Covered Shares in favor of a Sprint Offer or Qualified Offer (as the terms Sprint Offer and Qualified Offer are defined in Section 12 of the Offer to Purchase under the subcaptions "Purchases of Additional Equity Securities; Business Combinations" and "Third Party Offers", respectively) involving a business combination or related matter, and (ii) to tender all of the Covered Shares into a tender offer initiated by the Purchaser to effect a Sprint Offer or a Qualified Offer.

     Sprint and Sprint L.P. may be deemed to be members of a group with the SA Stockholders with respect to the agreements to vote the 11,460,828 Covered Shares of Common Stock contemplated by the Stockholders Agreement, and thus may be viewed as sharing voting power with respect to the Covered Shares. By virtue of such shared voting powers, Sprint may be deemed to share beneficial ownership of the Covered Shares. Sprint does not have knowledge of the information called for by Instruction C to
Schedule 13D with respect to the members of such group and therefore is not required to report such information in this
Schedule 13D pursuant to Rule 13d-1(k)(2), except for the information set forth under the caption "Beneficial Ownership of Common Stock" in the Company's Joint Proxy Statement/Prospectus dated January 7, 2000.

     During the last five years, neither Sprint, nor, to the best of Sprint's knowledge, any of the executive officers or directors of Sprint, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference. Sprint paid the Company $77,008,319 for the Top-up Purchase, which funds were obtained by the Purchaser from its available working capital.

ITEM 4.   PURPOSE OF TRANSACTION.
     (a)-(h) The information set forth under the caption "Introduction" and in Sections 7 ("Effect of the Offer on the Market for Common Stock; Stock Quotation; and Exchange Act Registration") and 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) Sprint has Sole Voting Power and Sole Dispositive Power of the 22,114,039 Shares beneficially owned by Sprint. Sprint has Shared Voting Power of the 11,460,828 Covered Shares held by the SA Stockholders listed in Item 2 as follows: Sky Dayton, 4,472,858; Quantum Industrial Partners LDC, 1,507,021; Kevin M. O'Donnell, 2,343,294; Reed Slatkin, 2,485,831; George Soros, 346,490; and Sidney Azeez, 305,327.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The persons identified in Item 2 are each parties to the Stockholders Agreement described in Item 2 hereof.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated February 18, 1998.<F*>

     (b)(1) Investment Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications
            Company L.P., EarthLink Network, Inc., Dolphin, Inc.
            and Dolphin Sub, Inc.<F*>

     (b)(2) Governance Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications
            Company L.P., EarthLink Network, Inc. and Dolphin,
            Inc.<F*>

     (b)(3) Stockholders' Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications
            Company L.P., the Company, Dolphin, Inc. and the SA
            Stockholders (as defined in Section 2).<F*>

____________________
[FN]
<F*>
Filed with the combined Schedule 14D-1 and Schedule 13D dated February 18, 1998 and incorporated by reference herein.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2000.
                              SPRINT CORPORATION



                              By:  /s/ Don A. Jensen
                                   Name:  Don A. Jensen
                                   Title:  Vice President

                          EXHIBIT INDEX


EXHIBIT
NUMBER                        DESCRIPTION

(a)(1)  Offer to Purchase, dated February 18, 1998.<F*>

(b)(1)  Investment Agreement, dated February 10, 1998, between
        Sprint Corporation, Sprint Communications Company L.P.,
        EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub,
        Inc.<F*>

(b)(2)  Governance Agreement, dated February 10, 1998, between
        Sprint Corporation, Sprint Communications Company L.P.,
        EarthLink Network, Inc. and Dolphin, Inc.<F*>

(b)(3) Stockholders' Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications
        Company L.P., the Company, Dolphin, Inc. and the SA
        Stockholders (as defined in Section 2).<F*>

_______________________
[FN]
<F*>
Filed with combined Schedule 14D-1 and Schedule 13D dated
February 18, 1998 and incorporated by reference herein.